Exhibit (a)(1)(B)

FROM: Jack SUBJECT: Stock Option/Restricted Stock Unit Exchange Program DATE: February 1, 2006

Today, I am happy to announce that we are offering you, our valued employees, the opportunity to participate in a Stock Option/Restricted Stock Unit Exchange Program.

Over the past five years, Maxim’s financial and operating results have made healthy improvements on a consistent basis. However, in my opinion, the price of Maxim’s stock has not reflected this performance. As a consequence, our option program has not rewarded you, our employees, as we had anticipated. We continue to believe, however, that stock options and other forms of equity compensation remain a very attractive feature of being a Maxim employee, and we believe that creating some financial benefit for you is not only in the best interest of our employees but also our shareholders.

This exchange program will allow you to trade in your vested options with an exercise price of $35 or more for Restricted Stock Units (RSU) that will vest over the next four or six quarters, depending upon the applicable exchange ratio for your Eligible Options. Once vested, an RSU is essentially a grant of a share of Maxim Common Stock. The RSUs may increase or decrease in value until you sell them. This exchange program is not being offered to Officers or members of the Board of Directors of Maxim.

The number of RSUs you will be offered will be based on the exchange ratio (shown in a table in Schedule C to the Offer to Exchange Document) applicable to your Eligible Options. In general, the exchange ratios selected were intended to result in your receiving approximately the same value in RSUs as the expense Maxim would be charged today for these same options as calculated using the Black-Scholes valuation model (a model for calculating the value of derivative securities by considering among other factors the price of your option, the years remaining before the option terminates and the volatility of our stock price).

The first set of exchange ratios—entitled “Standard Exchange Ratios” (see Schedule C to the Offer to Exchange Document)—shows the number of RSUs that you will be issued in exchange for any given eligible option, unless the second set of exchange ratios—entitled “Minimum Value Exchange Ratios” (see Schedule C to the Offer to Exchange Document)—apply. All RSUs issued in accordance with the Standard Exchange Ratios will vest in four equal quarterly installments over the approximate next twelve (12) months. The Minimum Value Exchange Ratios will generally provide more value when your options have a strike price above the market close price on the closing of the Offer (i.e. your underwater options). In the event the applicable Minimum Value Exchange Ratio for an Eligible Option is greater than the Standard Exchange Ratio for that option, then you may select the Minimum Value Exchange Ratio and receive more RSUs than you would have using the Standard Exchange Ratio. However, your RSUs will then vest in six equal quarterly installments over the approximate next eighteen (18) months instead of twelve (12) months. The lowest Minimum Value Exchange Ratio we have assigned for any Eligible Option is .1649 (representing an approximate dollar value between $7 and $8 depending upon our stock price on the date of the closing of the Offer as shown in a table in Schedule D to the Offer to Exchange Document).

We believe this program provides an important alternative for you to consider. Nevertheless, you should carefully examine this program prior to your decision to participate. While it provides some guaranteed return and potential for price appreciation before the RSUs are sold, it may be less or more than the return you might have received if you had not exchanged your options for RSUs. You need to work out examples for your specific situation so that you understand the trade offs of the program. In particular, please carefully read the sections in the attached Offer to Exchange Document entitled “Risks of Participating in the Offer” (pages 16 to 24) and “Tax-Related Risks” (pages 17 to 18) and consult your personal financial advisors.

It is important that you read, understand and act on all of the enclosed materials. The various summaries in this letter and in the Offer to Exchange Document are a good way to get started. In addition, below is a summary of some aspects of the program that should help familiarize you with the principal terms. We believe this program is potentially very important to you and urge you to take the time to study the materials, ask questions about anything you do not understand, and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate and you will retain your current stock options under their existing terms and conditions.

•	An RSU is an equity grant valued in terms of our Common Stock, but stock is not issued at the time of the grant. Instead, after you satisfy any vesting requirements, such as continued service to Maxim, we will distribute shares in an amount equal to the number of vested restricted stock units net of applicable taxes. You will not have to make any cash payment to Maxim to receive your restricted stock units. These RSUs increase and/or decrease in value while they are vesting.

•	The number of RSUs that you will receive if you choose to exchange your Eligible Options will be determined according to (i) the date on which your Eligible Options were originally granted, (ii) the price of our common stock on the expiration date of the offer to exchange, and (iii) which set of exchange ratios applies to your Eligible Options—either the Standard Exchange Ratios or the Minimum Value Exchange Ratios.

•	The RSUs issued in accordance with the Standard Exchange Ratios will vest in four equal quarterly installments over the approximate twelve (12) month period following the restricted stock unit grant date. Thus, if the restricted stock unit grant date is March 1, 2006 as expected, the first 1/4th of the RSUs will vest on May 15, 2006, another 1/4th will vest on August 15, 2006, another 1/4th will vest on November 15, 2006, and the final 1/4th will vest on February 15, 2007.

•	The RSUs issued in accordance with the Minimum Value Exchange Ratios will vest in six equal quarterly installments over the approximate eighteen (18) month period following the restricted stock unit grant date. Thus, if the restricted stock unit grant date is March 1, 2006 as expected, the first 1/6th of the RSUs will vest on May 15, 2006, another 1/6th will vest on August 15, 2006, another 1/6th will vest on November 15, 2006, another 1/6th will vest on February 15, 2007, another 1/6th will vest on May 15, 2007, and the final 1/6th will vest on August 15, 2007.

•	The offer contained in this program is expressly conditioned upon our common stock price being equal to or greater than $38 on the offer expiration date (currently expected to be March 1, 2006). If this condition is not satisfied, we will not be obligated to accept and exchange properly tendered Eligible Options, though we may still elect to do so in our sole discretion.

The offer contained in this program is being made under the terms, and subject to the conditions, set forth in a document entitled “Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units” and the related Election Form and Withdrawal Form, all of which are available in our SEC filing which can be accessed on the SEC’s web site at http://www.sec.gov. You should carefully read all of these documents before you decide whether to participate in the Offer. We have attempted to anticipate many of the questions you may have regarding the terms of the program and have included some frequently asked questions as part of the Offer to Exchange Document.

Unless extended, the Offer will expire at 9:00 p.m., Pacific Standard Time, on March 1, 2006. The closing price of Maxim’s Common Stock on that day will be used to determine the applicable exchange ratio on Schedule C to the Offer to Exchange Document.

To participate in the program, you must properly complete and sign the Election Form and return it to us in one of the following ways: (1) you may fax the completed form to Carl Jasper, our Chief Financial Officer, at fax number (408) 530-9176, or (2) you may deliver it by hand, interoffice mail, First Class United States Mail, or private express mail (such as Federal Express, UPS or DHL) to Carl Jasper, Stock Administration, Maxim Integrated Products, Inc., 120 San Gabriel Drive, Sunnyvale, CA 94086. Please note that responses submitted by any other means are not permitted. If Carl Jasper has not received your properly completed and signed Election Form before the offer expires on March 1, 2006, you will have rejected this offer and you will keep your current options. The Election Form is included in the Offer to Exchange Document, which is available at our website at www.maxim-ic.com.

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